
April 1, 2010

<u>Via Facsimile (404) 253-8758 and U.S. Mail</u>

Justin R. Howard, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, GA 30309

> **RE: Authentec, Inc.**
> **Response to Comment Letter Dated March 25, 2010**
> **Filed March 31, 2010**
> **File No. 001-33552**

Dear Mr. Howard:

We have reviewed the above-referenced filing and have the following comments.

1.   We note your response to prior comment 1 and we reissue the comment in part. Please provide us with the analysis supporting the statement referenced in the second bullet point of our prior comment.

2.   We disagree with your response to prior comment 2 as expressed in the last paragraph of your response. Your assertion that UPEK has "deliberately withheld" its financial statements appears to charge UPEK with improper conduct although UPEK is not obligated to report its financial statements in an annual report on Form 10-K. Your assertion that UPEK is attempting to "mislead Authentec's shareholders," which appears to charge UPEK with improper conduct, also remains unsupported. We reissue the comment.

<u>Closing Information</u>

Please direct any questions to me at (202) 551-3619.

> Sincerely,
>
> Daniel F. Duchovny
> Special Counsel
> Office of Mergers & Acquisitions